NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07-21

INNEXUS BIOTECHNOLOGY TO HOST TELECONFERENCE/WEB CAST OUTLINING RECENTLY LAUNCHED PRE-CLINICAL CANDIDATE DXL625 (CD20)

British Columbia, Canada – August 9, 2007 – InNexus Biotechnology Inc. (OTCBB: IXSBF, TSX: IXS.V), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that the company’s management will host a teleconference and Web cast on Thursday, August 16 at 4:00 PM EDT to provide additional insight into its first pre-clinical candidate, DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma.

The teleconference comes on the heels of the company’s presentation at the IBC Drug Discovery & Development of Innovative Therapeutics (DDT) World Conference, at which InNexus first announced DXL625.

During the teleconference, Thomas Kindt, Ph.D., Chief Scientific Officer of InNexus and former National Institutes of Health (NIH) Director of Intramural Research, will lead a presentation surrounding data on DXL625 and the company’s proprietary DXL™ technology. Jeff Morhet, President and CEO, Donald Capra, M.D., Chairman of the Scientific Advisory Board, and Jur Strobos, M.D., J.D., Chief Medical Officer and former Director of Policy Research in the Office of the Commissioner of the Food and Drug Administration (FDA), will also participate in the presentation, which will be followed by a question and answer period.

Teleconference and Web Cast Details

Interested parties can access the teleconference and Web cast by contacting and registering with the company via the company's main telephone number at 480-862-7500..  Instructions for the dial in will be provided by the company and following the presentation, the Web cast will be archived on the company’s Web site.

About DXL™ Technology

DXL™ technology works by integrating self-binding peptides into monoclonal antibodies, potentiating target binding. Modified antibodies “cluster” upon engaging the target receptor site, resulting in greater “molecular mass” at the point of association. This may facilitate cancer cell destruction in a target dependent manner by increasing apoptosis, antibody dependent cell cytotoxicity and complement-dependent cytotoxicity. In addition, DXL™ antibodies have significantly extended dissociation rates, as measured by surface plasmon resonance. To learn more about InNexus’ DXL™ technology, please visit www.ixsbio.com.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL™ technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

   “Jeff Morhet”
Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc.

Thomas Kindt, Ph.D., Chief Scientific Officer

480-862-7500

The Investor Relations Group

Christine Berni/Joe Triunfo,

212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788